Exhibit 99.1

Safe-T and Accenture Spain Launch Secure Remote Access Managed Security Service

HERZLIYA, Israel, December 15, 2020 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, announced today the launch of a joint secure remote access managed security service (MSS) with Accenture S.L., Sociedad Limitada (an affiliate of Accenture PLC, NYSE: ACN).

With the introduction of Zero Trust strategies, the enterprise market has started slowly shifting from legacy network designs and remote access solutions, where organizations have little to no visibility or control regarding who accesses the network and corporate resources, to Zero Trust architectures and methodologies. However, not all organizations have the knowledge and IT capacity to take the necessary measures to shift to Zero Trust Access.

Understanding this problem rising within organizations, Accenture Spain decided to help organizations deploy a secure and agile Zero-Trust Network Access (ZTNA) solution, to control who can access internal and cloud services and how such access is granted.

After thorough market research, Accenture chose to partner with Safe-T to launch a secure remote access managed security service. The new MSS is based on Safe-T ZoneZero™, Safe-T’s ZTNA solution, and will be offered to Accenture’s top-tier customers in various sectors, such as banking, insurance, industrial and others in Spain, Portugal, and Israel.

“We are very honored to have been selected by Accenture in Spain to provide our ZoneZero™ solution to its customers as part of their managed security services,” said Shachar Daniel, CEO at Safe-T. “With the shift in work habits due to Covid-19, and the increase in the attack surface due to digital transformation, we see a rising need for our Zero Trust Access solutions. We truly believe that Accenture’s customers can benefit from our technologies combined with Accenture’s expertise.”

The service provides Accenture customers with a simple, efficient, and cost effective secure remote access solution for all of their users - remote employees, contractors, and work from home users, as well as onsite employees. It allows granting access to applications on a need-to-know basis, while giving users fast and seamless access to the resources they need.

This creates a “verify-first, access-second” Zero Trust approach across an organization’s applications, enabling enhanced security, greater visibility, and better user experience. It controls the access to internal services and utilizes third-party identity providers (such as Thales, Microsoft, Okta, DUO Security, etc.) to authenticate each user.

About Safe-T

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of zero trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services. With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all types and sizes can secure their data, services and networks against internal and external threats. At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

For more information about Safe-T, visit www.safe-t.com.

About Accenture

Accenture is a global professional services company with leading capabilities in digital, cloud and security. Combining unmatched experience and specialized skills across more than 40 industries, Accenture offers Strategy and Consulting, Interactive, Technology and Operations services—all powered by the world’s largest network of Advanced Technology and Intelligent Operations centers. Its 506,000 people deliver on the promise of technology and human ingenuity every day, serving clients in more than 120 countries. Accenture embraces the power of change to create value and shared success for its clients, people, shareholders, partners, and communities.

Accenture | Let there be change

We embrace change to create 360-degree value.

For more information about Accenture visit www.accenture.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the advantages of its ZoneZero™ solution, the benefits of this solution to customers of Accenture and the potential of Safe-T’s ZoneZero™ solution and/or the joint secure remote access managed security service with Accenture S.L., Sociedad Limitada to address market need and/or demand in in Spain, Portugal, and Israel. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACT

Gary Guyton

MZ Group - MZ North America

469-778-7844

SFET@mzgroup.us

www.mzgroup.us

MEDIA CONTACT

Maya Meiri

Maya.Meiri@safe-t.com

+972-9-8666110

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